Exhibit 12.1

Nationstar Mortgage

RATIO OF EARNINGS TO FIXED CHARGES

$ in thousands

	Year Ended December 31,
	2008	2009	2010	2011	2012
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	(157,610)	(80,877)	(9,914)	20,887	205,287
Income tax expense	—	—	—	—	71,296
Loss from equity method investments	—	—	—	107	14,571
Fixed Charges	70,255	73,431	119,288	109,039	202,470

Earnings as adjusted	(87,355)	(7,446)	109,374	130,033	493,624

Calculation of fixed charges
Interest expense	65,548	69,883	116,163	105,375	197,308
Interest on lease obligations	4,707	3,548	3,125	3,664	5,162

Total fixed charges	70,255	73,431	119,288	109,039	202,470
Calculation of Earnings to Fixed Charges	(1.24)	(0.10)	0.92	1.19	2.44
Coverage deficiencies	157,610	80,877	9,914	—	—